Exhibit 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Three Months Ended March 31,
	2004	2003

Fixed charges:
Interest expense, gross	$16.5	$16.2
Portion of rentals representative of interest	6.7	6.4

Total fixed charges	$23.2	$22.6

Earnings before fixed charges:
Income before income taxes	$2.5	$47.0
Fixed charges	23.2	22.6
Capitalized interest	(9.9)	(9.0)
Amortization of capitalized interest	0.8	0.7

Total earnings before fixed charges	$16.6	$61.3

Ratio of earnings to fixed charges:
Earnings before fixed charges	$16.6	$61.3
Fixed charges	$23.2	$22.6

Ratio of earnings to fixed charges	0.72	2.71